808 Wilshire Boulevard, 2nd Floor T: 310.255.7700 Santa Monica, California 90401 F: 310.255.7702

May 8, 2012

Kevin Woody, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Douglas Emmett, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 22, 2012
File No. 1-33106

Dear Mr. Woody:

We are in receipt of your letter dated April 25, 2012 regarding comments to the above referenced filing.  For your convenience, each of the comments contained in your letter is reprinted below in italics followed by our response:

Comment 1
We have considered your response to comment two and are unable to agree with treatment of the swap termination fees for FFO purposes.  In future periodic filings, if you wish to continue adjusting for amortization of the impact of swap terminations, please label this measure as “Modified” or “Adjusted” FFO and provide reconciliation between this measure and FFO calculated consistent with the standards established by NAREIT.

Response to Comment 1
In future periodic filings where we include an adjustment for the impact of terminated swaps in calculating FFO, we will add a parenthetic label of this measure as “modified” or “adjusted” (for example, “FFO (adjusted for terminated swaps)”).  In addition, our reconciliation of this measure to GAAP net income will first reconcile GAAP net income to FFO (without any adjustment for terminated swaps) and then to this measure.

Comment 2
We have considered your response to comment four which includes your capitalization policy.  Please expand your policy to also disclose the periods of capitalization including a discussion of when the capitalization period ends.  Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification.

Response to Comment 2

We will expand the statement of our capitalization policy to include the following:

“Cost capitalization of development and redevelopment activities begins during the predevelopment period, which we define as activities that are necessary to the development of the property.  We cease capitalization upon substantial completion of the project, but no later than one year from cessation of major construction activity.  We also cease capitalization when activities necessary to prepare the property for its intended use have been suspended."

Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
May 8, 2012

In connection with the aforementioned responses, Douglas Emmett, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (310) 255-7714.

Sincerely,

By:	/s/ Theodore E. Guth
Theodore E. Guth
Chief Financial Officer
Douglas Emmett, Inc.